UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                     No                     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No                     X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Spanish Securities Market legislation, hereby proceeds to notify the following:

OTHER RELEVANT INFORMATION

Further to the notice of Inside Information of 29 October 2021, with registration number 1127, to the notice of Inside Information of 3 February, 2022, with registration number 1277, and to the notice of Inside Information of 16 March, 2022, with registration number 1365 (the “II for First Segment Execution”)1, BBVA hereby announces the completion of the execution of the First Segment as the maximum monetary amount of 1,000 million euros communicated in the II for First Segment Execution has been reached.

With the acquisition of the last shares referenced below, the total number of own shares acquired during the execution of the First Segment is 206.554.498 own shares, representing, approximately, 3,1% of BBVA’s share capital as of this date.

All acquisitions made in execution of the First Segment have been notified to the competent authorities, in accordance with the provisions of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016.

As disclosed in the II for First Segment Execution, the purpose of the First Segment is to reduce BBVA’s share capital by means of the redemption of the shares acquired. In this regard, BBVA expects to carry out the redemption of all of the own shares acquired in execution of the First Segment.

Likewise, based on the information received from Goldman Sachs International as manager of the First Segment, BBVA informs that it has carried out the following transactions on its own shares in execution of the First Tranche between 13 and 16 May, 2022 (both included):

1 “First Segment” shall have the same meaning as provided in the II for the First Segment Execution.

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
13/05/2022	BBVA. MC	Purchase	XMAD	8.086.753	4,8069
13/05/2022	BBVA. MC	Purchase	CEUX	2.500.000	4,8021
13/05/2022	BBVA. MC	Purchase	TQEX	240.000	4,8009
13/05/2022	BBVA. MC	Purchase	AQEU	510.000	4,8019
16/05/2022	BBVA. MC	Purchase	XMAD	5.616.186	4,8420
16/05/2022	BBVA. MC	Purchase	CEUX	1.238.214	4,8519
16/05/2022	BBVA. MC	Purchase	TQEX	-
16/05/2022	BBVA. MC	Purchase	AQEU	212.313	4,8384
			TOTAL	18.403.466

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex 1.

Madrid, 16 May 2022

ANNEX 1

Detailed information on each of the transactions carried out in execution of the First Segment between 13 and 16 May 2022 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: May 16, 2022
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta

Title: Assets and Liabilities Management Director